Exhibit 99.4

A Combination of the Top Two Commercial Lenders

Creating the 1st & Only Super Regional Korean-American Bank in the U.S.

A STRATEGIC MERGER OF EQUALS

Employee Q&A

Q: Why is this merger being done?

The combination of BBCN and Wilshire will create first and only super regional Korean-American bank.  It will help us to more profitably grow the franchise in the future, which will ultimately create benefits for our employees, customers and shareholders.

Q: When will the merger be completed?

The merger requires the approval of our regulators and the shareholders of both companies.  We expect the merger to be completed sometime mid-2016.

Q: How will my job be affected?

For the majority of employees, there will be little to no change to your day-to-day responsibilities, other than being part of a larger team to support the larger bank.  However, there are inherent benefits that will go along with working for a bank of larger stature, including more career advancement opportunities.  Now is the time to demonstrate the value you provide.

Q: Will there be any job losses as a result of this merger?

In any transaction of this nature, there are some redundancies that will need to be eliminated.  This particular transaction, however, is a complementary combination that necessitates a meaningful buildout of our overall risk management infrastructure throughout all areas of the organization.  There will be many opportunities to reposition employees to other departments.  For the affected positions, we will provide information about severance packages and benefits once decisions are made.

Q: When will the decisions be made about any jobs that will be eliminated?

Personnel decisions related to the merger will be made and take effect after the transaction closes.

Q: Will any branches be closed?

Our goal is to enhance our customers’ overall accessibility to the Bank.  A Consolidation Committee will evaluate our combined branch network and determine how best to enhance our national platform.  We expect the Consolidation Committee’s evaluation will result in some branch consolidations, as well as plans for additional branch openings.

Q: When will we meet and hear from executives at BBCN?

Until the merger is completed, we will be operating independently, and it will be business as usual.  As we proceed through merger completion, it may become appropriate for some executives at BBCN to meet with Wilshire employees prior to closing.  If that is the case, be assured that we will give you advance notice.

Q: Why are we changing the name of the combined company?

This strategic merger is about creating for the first and only time a super-regional Korean-American bank.  It is our goal to capitalize on this unique opportunity to create a new brand and corporate culture commensurate with our heightened stature.

Q: Will our headquarters be changing?

We anticipate consolidation of the headquarters at some point in the future, but given the size of the combined company, it will be a lengthy process in determining any relocation plans.  We will keep you updated as decisions are made.

Q: Will our benefits be changing?

It is too early to determine if there will be any changes to the benefits program once the companies are combined.  However, it is our goal to have and maintain one of the most competitive benefits packages in the Korean-American business community.

Q: How will this impact the timing of performance reviews?

Until the merger process is completed, it is business as usual.  Therefore, performance reviews will occur at their normal time.

Q: How will we receive news on the progress of the closing of the merger?

We will send out periodic updates as we reach key milestones during the closing process.  A special newsletter will be developed to keep employees of both organizations apprised of progress being made.